Exhibit 17.1

RESIGNATION OF ERIC SIU
AS DIRECTOR OF OZOP SURGICAL CORP.

A Nevada Corporation

I, Eric Siu, Director of Ozop Surgical Corp., a Nevada Corporation hereby tender and submit this resignation from the Board of Directors of Ozop Surgical Corp. My resignation does not imply or infer any dispute or disagreement relating to the Company’s operations, policies or practices in any way. I wish the Company much success in its future endeavors.

Dated, this 5th day of March, 2019.

/s/ Eric Siu

Eric Siu